UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                 Alternative Asset Management Acquisition Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.0001 per Share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    02149U200
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                Michael J. Levitt
                           c/o Stone Tower Capital LLC
                              152 West 57th Street
                            New York, New York 10019
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)


                                  April 7, 2008
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

-----------------------------------         ------------------------------------
CUSIP No. 02149U200                   13D               Page 1 of 12
-----------------------------------         ------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:                 STC INVESTMENT HOLDINGS LLC

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a) [_]
                                                                        (b) [X]
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3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS:                    AF

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e):                                                     [_]
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION:           DELAWARE

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER:                        0

  NUMBER OF             --------------------------------------------------------
   SHARES               8.    SHARED VOTING POWER:      3,944,550  [See Item 4]
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH                9.    SOLE DISPOSITIVE POWER:                   0
  REPORTING
 PERSON WITH            --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER: 3,944,550  [See Item 4]

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                        3,944,550 [See Item 4]
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                                        7.62% [See Item 4]
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:                       OO

--------------------------------------------------------------------------------

-----------------------------------         ------------------------------------
CUSIP No. 02149U200                   13D               Page 2 of 12
-----------------------------------         ------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:                 STONE TOWER OPERATING LP

--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS:                    N/A

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e):                                                     [_]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION:           DELAWARE

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER:                        0

  NUMBER OF             --------------------------------------------------------
   SHARES               8.    SHARED VOTING POWER:      3,944,550  [See Item 4]
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH                9.    SOLE DISPOSITIVE POWER:                   0
  REPORTING
 PERSON WITH            --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER: 3,944,550  [See Item 4]

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                        3,944,550 [See Item 4]
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                                        7.62% [See Item 4]
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:                       PN

--------------------------------------------------------------------------------

-----------------------------------         ------------------------------------
CUSIP No. 02149U200                   13D               Page 3 of 12
-----------------------------------         ------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:                 STONE TOWER CAPITAL LLC

--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS:                    N/A

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e):                                                     [_]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION:           DELAWARE

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER:                        0

  NUMBER OF             --------------------------------------------------------
   SHARES               8.    SHARED VOTING POWER:      3,944,550  [See Item 4]
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH                9.    SOLE DISPOSITIVE POWER:                   0
  REPORTING
 PERSON WITH            --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER: 3,944,550  [See Item 4]

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                        3,944,550 [See Item 4]
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                                        7.62% [See Item 4]
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:                       OO

--------------------------------------------------------------------------------

-----------------------------------         ------------------------------------
CUSIP No. 02149U200                   13D               Page 4 of 12
-----------------------------------         ------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:                 MICHAEL J. LEVITT

--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS:                    N/A

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e):                                                     [_]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION:           UNITED STATES

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER:                        0

  NUMBER OF             --------------------------------------------------------
   SHARES               8.    SHARED VOTING POWER:      3,944,550  [See Item 4]
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH                9.    SOLE DISPOSITIVE POWER:                   0
  REPORTING
 PERSON WITH            --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER: 3,944,550  [See Item 4]

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                        3,944,550 [See Item 4]
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [_]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                                        7.62% [See Item 4]
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:                       IN

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

      The title and class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the "COMMON STOCK"), of Alternative Asset Management Acquisition Corp., a Delaware corporation (the "COMPANY"). The address of the principal executive office of the Company is 590 Madison Avenue, 35th Floor, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a) This statement on Schedule 13D is being filed by each of the following persons (each a "REPORTING PERSON" and together, the "REPORTING PERSONS"):

            i. STC Investment Holdings LLC ("STIH"), a Delaware limited liability company;

            ii. Stone Tower Operating LP ("STO"), a Delaware limited partnership and the managing member of STIH;

            iii. Stone Tower Capital LLC ("STC"), a Delaware limited liability company and the General Partner of STO; and

            iv. Michael J. Levitt ("MJL"), a person having United States citizenship and the sole managing member of STC.

      (b) The principal business address of each Reporting Person is 152 West 57th Street, New York, New York 10019.

      (c) STC is an asset management firm focused on credit and credit-related assets. STC acts through its affiliates, including STO. MJL is the Chairman and Chief Investment Officer of STC and STO. The principal business of STIH is to hold interests in the Company.


      (d) and (e) During the last five years, none of the Reporting Persons has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      The Reporting Persons have agreed to jointly file this statement on
Schedule 13D. A Joint Filing Agreement is filed herewith.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      As described in Item 4 below, STIH purchased 3,881,250 shares of Common Stock with funds provided to STIH by member contributions.

      The purchases of Common Stock by STIH pursuant to the 10b5-1 Agreement (described below) are being made with funds provided to STIH by STO and by another affiliate, Stone Tower Equity Partners LLC, in each case pursuant to a promissory note.

      The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.


ITEM 4.  PURPOSE OF TRANSACTION

      The Company was formed as a blank check company on January 26, 2007 for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination (a "BUSINESS COMBINATION"), one or more businesses or assets in the alternative asset management sector or a related business. STIH and certain other unaffiliated individuals and entities, namely Hanover Overseas Limited, Solar Capital, LLC, Jakal Investments LLC, Mark Klein, David Hawkins, Steven Shenfeld, Bradford Peck and Frederick Kraegel, were the founding shareholders of the Company (the "FOUNDERS").

      On March 22, 2007, STIH purchased 3,881,250 shares of Common Stock for total consideration of $9,375. In addition, on July 7, 2007, STIH agreed to purchase an aggregate of 1,423,000 warrants at a price of $1.00 per warrant in a private placement that occurred simultaneously with the consummation of the Initial Public Offering of the Company (the "IPO") on August 1, 2007, in which the Company offered for sale 36,000,000 of its securities, consisting of one share of Common Stock and one warrant (the "Warrants"). The Warrants were issued pursuant to a Warrant Agreement, dated as of August 1, 2007 between the Company and Continental Stock Transfer & Trust Company (the "WARRANT AGREEMENT"). Each warrant entitles the holder to purchase one share of Common Stock at a price of $7.50. Pursuant to the Warrant Agreement, the Warrants held by STIH (i) may not be sold or transferred prior to and (ii) become exercisable upon the date that is 30 days after the date upon which the Company completes a Business Combination. The warrants expire July 31, 2012, unless earlier redeemed. The conditions to exercise the warrants by STIH have not yet been satisfied.

      In addition, the Founders placed all of their Common Stock and Warrants into a trust account pursuant to an escrow agreement dated as of August 1, 2007 between the Founders and Continental Stock Transfer & Trust Company, acting as escrow agent (the "ESCROW AGREEMENT"), which, except for certain permitted transfers, prohibits (i) the transfer of the Common Stock until the date that is one year after the consummation of the Business Combination and (ii) the transfer of Warrants until termination of the transfer restrictions set forth in the Warrant Agreement.

      Pursuant to a letter agreement dated August 1, 2007 with the Company (the "INSIDER LETTER"), STIH has agreed, among other things, (i) if the Company solicits approval of its stockholders of a Business Combination, to vote all shares of Common Stock owned by it in accordance with the majority of the votes cast by the holders of Common Stock purchased in the IPO, (ii) to take all reasonable actions with its power to cause the Company to liquidate in the event the Company fails to consummate a Business Combination within 24 months from the effective date of the registration statement relating to the IPO, (iii) that the Company will not consummate any Business Combination with an affiliate of the Founders and (iv) to waive its right to receive distributions with respect to its Common Stock upon the Company's liquidation.

      Also in connection with the IPO, on July 24, 2007, STIH entered into a Rule 10b5-1 Stock Purchase Plan (the "10B5-1 AGREEMENT") with Citigroup Global Markets Inc. ("CITI"), pursuant to which it placed a limit order for up to $10,000,000 of the Company's Common Stock subject to certain conditions. The obligation of STIH to purchase Common Stock was triggered pursuant to the 10b5-1 Agreement and the Company's announcement of the proposed Business Combination described. As of April 4, 2008, Citi had purchased 63,300 shares of the Company's Common Stock during the period from March 28, 2008 to April 4, 2008 for an average price per share of $9.4650, as set out in the below schedule:

--------------------------------------------------------------------------------

TRADING DATE        NUMBER OF     AVERAGE PRICE   WHERE AND HOW   TOTAL AMOUNT
                     SHARES*       PER SHARE*       EFFECTED
                    PURCHASED
--------------------------------------------------------------------------------

                                                 American Stock
                                                 Exchange
March 28, 2008       23,500          9.4650      (Purchase)      $    222,427.50
--------------------------------------------------------------------------------
                                                 American Stock
                                                 Exchange
March 31, 2008        5,800          9.4681      (Purchase)            54,914.98
--------------------------------------------------------------------------------
                                                 American Stock
                                                 Exchange
April 01, 2008        3,600          9.4619      (Purchase)            34,062.84
--------------------------------------------------------------------------------
                                                 American Stock
                                                 Exchange
April 02, 2008        5,000          9.4660      (Purchase)            47,330.00
--------------------------------------------------------------------------------
                                                 American Stock
                                                 Exchange
April 03, 2008       20,000          9.4659      (Purchase)           189,318.00
--------------------------------------------------------------------------------
                                                 American Stock
                                                 Exchange
April 04, 2008        5,400          9.4600      (Purchase)           51, 084.00
                                                                 ===============
--------------------------------------------------------------------------------
TOTAL                63,300          9.4650                      $    599,137.32
--------------------------------------------------------------------------------
* Shares of Common Stock were purchased over the day, and the aggregate amount and average price are indicated. Excludes brokerage commissions.


      On March 12, 2008, the Company entered into a purchase agreement (the "PURCHASE AGREEMENT"), with Halcyon Management Group LLC, ("Halcyon"), Halcyon Partners LP (the "PARTNER VEHICLE"), Halcyon Asset Management LLC, Halcyon Offshore Asset Management LLC, Halcyon Structured Asset Management LP, Halcyon Asset-Backed Advisors LP and Halcyon Loan Investors LP (together with Halcyon and the Halcyon Partner Vehicle, the "Halcyon Parties") and on March 13, 2008, the Company announced a proposed Business Combination, the acquisition of a majority interest in a newly formed entity which will own all of the management and fee generating entities of the Partner Vehicle. The Company announced that immediately after the closing of the Business Combination, assuming no cash shortfall, the Partner Vehicle is expected to beneficially own, directly or indirectly, approximately 43.6% of the outstanding voting securities of the Company on a fully diluted basis (assuming no conversion of shares by the Company's public stockholders).

      MJL is currently the Chairman of the Board of Directors of the Company. Upon consummation of the proposed Business Combination, MJL would resign as Chairman.

      Simultaneously with the execution of the Purchase Agreement, the Founders executed a Founders' Voting and Support Agreement (the "FOUNDERS' VOTING AND SUPPORT AGREEMENT"), pursuant to which the Founders have agreed to vote their shares of the Common Stock (i) in favor of the Business Combination and related matters and (ii) against any action that would reasonably be expected to adversely affect or delay the Business Combination, subject to the Founders' existing obligations to vote certain of their shares in proportion to the vote of the Company's public stockholders with respect to certain matters.

      Also pursuant to the Founders' Voting and Support Agreement, the Founders have agreed to forfeit 25% of their Common Stock (as specified in the agreement) at the closing of the Business Combination, which in the case of STIH would amount to 967,500 shares of Common Stock. Further, in the event the Purchase Agreement is terminated for certain reasons, the Founders shall transfer to Partner Vehicle 50% of the Founders Common Stock, which in the case of STIH would amount to 1,940,625 shares of Common Stock.

      In connection with the Purchase Agreement, the Company, the Founders and the Partner Vehicle have agreed upon consummation of the proposed Business Combination to enter into a Stockholders Agreement (the "STOCKHOLDERS AGREEMENT"), pursuant to which, among other things, (i)the Founders would agree that they will not directly or indirectly transfer, or publicly announce any intention to transfer (subject to certain exceptions contained in the Warrant Agreement), their Common Stock or Warrants, or any Common Stock received pursuant to exercise of the Warrants, for a period of one year after the closing of the Business Combination, (ii) the Founders and Partner Vehicle would receive certain registration rights for their shares of Common Stock and Warrants, which would supersede the registration rights described below, and (iii) holders of interests in the Partner Vehicle would receive certain corporate governance rights.

      Pursuant to a Registration Rights Agreement, dated as of August 1, 2007, among the Company and the Founders party thereto (the "Registration Rights Agreement"), STIH is entitled to certain registration rights.

      The foregoing acquisitions of shares of Common Stock of the Company were made by STIH for investment purposes. The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Company owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of this Item 4.

      Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its future courses of action (as well as to the specific elements therein), each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Company's business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company. Except as set forth herein (and after giving effect to the proposed Business Combination), the Reporting Persons have no present plans or proposals that relate to or that would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

      (c)   a sale or transfer of a material amount of assets of the Company;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   any action similar to any of those enumerated above.

      The Escrow Agreement, the Warrant Agreement, the Insider Letter, the 10b5-1 Agreement, the Purchase Agreement, the Founders' Voting and Support Agreement, the term sheet relating to the Stockholders Agreement, or forms thereof, which are filed as exhibits, are each incorporated by reference hereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) The response of the Reporting Persons to rows (11) through (13) of the cover pages of this statement are incorporated herein by reference. The Reporting Persons are the beneficial owners of 3,944,550 shares of Common Stock of the Company, representing 7.62% of the issued and outstanding Common Stock (based on 51,750,000 shares of common stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the Quarter ended September 30,
2007). This description of beneficial ownership does not include an aggregate of 1,423,000 Warrants described in Item 4 above. STIH holds all of the shares of Common Stock of the Company beneficially owned by the Reporting Persons directly. Michael J. Levitt may be considered to have beneficial ownership of STIH's interests in the Company. Mr. Levitt disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

      (b) The response of the Reporting Persons to (i) rows (7) through (10) of the cover pages of this statement and (ii) Item 5(a) are incorporated herein by reference.

      (c) Other than the purchases pursuant to the 10b5-1 Agreement described in Item 4 herein and incorporated herein by reference, no Reporting Person has effected any other transactions in the Common Stock during the past 60 days.

      (d) Holders of membership and limited partnership interests in STIH and STO have the right to receive dividends and proceeds from any sale of shares of Common Stock. No such interest relates to more than five percent of shares of Common Stock.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


       The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.    Form of Rule 10b5-1 Stock Purchase Plan incorporated by reference to
      Exhibit 10.10 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-141593).

2. Form of Warrant Agreement among Hanover - STC Acquisition Corp. and Continental Stock Transfer & Trust Company, incorporated by reference to
      Exhibit 4.4 to the Company's Registration Statement on Form S-1, as amended (File No. 333-141593).

3. Form of Insider Letter between STIH and the Company, incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1, as amended (File No. 333-141593).

4. Form of Escrow Agreement by and among Alternative Asset Management Acquisition Corp., Hanover Overseas Limited, STC Investment Holdings LLC, Solar Capital, LLC, Jakal Investments, LLC, Mark D. Klein, David Hawkins, Steven A. Shenfeld, Bradford R. Peck and Frederick G. Kraegel and Mark Klein, incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1, as amended (File No. 333-141593).

5. Purchase Agreement, dated March 12, 2008 among Alternative Asset Management Acquisition Corp., Halcyon Management Group LLC, Halcyon Partners LP, Halcyon Asset Management LLC, Halcyon Offshore Asset Management LLC, Halcyon Structured Asset Management LP, Halcyon Asset-Backed Advisors LP and Halcyon Loan Investors LP, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 17, 2008.

6. Founders' Voting and Support Agreement, dated March 12, 2008 among Alternative Asset Management Acquisition Corp., Halcyon Employees LP, solely in its capacity as Halcyon Representative and Hanover Overseas Limited, STC Investment Holdings LLC, Solar Capital, LLC, Jakal Investments, LLC, Mark D. Klein, David Hawkins, Steven A. Shenfeld, Bradford R. Peck and Frederick G. Kraegel, incorporated by reference to
      Exhibit 10.2 to the Company's Current Report on Form 8-K dated March 17, 2008.

7. Term Sheet relating to the Exchange and Support Agreement between Alternative Asset Management Acquisition Corp. and Halcyon Management Group LLC, incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K dated March 17, 2008.

8. Term Sheet relating to the AAMAC Stockholders Agreement among Halcyon Management Inc. (as successor to Alternative Asset Management Acquisition Corp., Halcyon Partners LP and Hanover Overseas Limited, STC Investment Holdings LLC, Solar Capital, , Jakal Investments, LLC, Mark D. Klein, David Hawkins, Steven A. Shenfeld, Bradford R. Peck and Frederick G. Kraegel, incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated March 17, 2008.

9. Promissory Note dated April 2, 2008, by and between STC Investment Holdings LLC and Stone Tower Equity Partners LLC.

10. Promissory Note dated April 2, 2008, by and between STC Investment Holdings LLC and Stone Tower Operating LP.

11. Joint Filing Agreement dated April 7, 2008, by and among the Reporting Persons.

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated:      April 7, 2008


                                          STC INVESTMENT HOLDINGS LLC

                                          By:   /s/  Michael J. Levitt
                                               ---------------------------------
                                          Name:    Michael J. Levitt
                                          Title:   Chief Investment Officer


                                          STONE TOWER OPERATING LP

                                          By:   STONE TOWER CAPITAL LLC, as
                                                General Partner

                                          By:   /s/  Michael J. Levitt
                                               ---------------------------------
                                          Name:    Michael J. Levitt
                                          Title:   Chairman and Chief Investment
                                                   Officer


                                          STONE TOWER CAPITAL LLC

                                          By:   /s/  Michael J. Levitt
                                               ---------------------------------
                                          Name:    Michael J. Levitt
                                          Title:   Chairman and Chief Investment
                                                   Officer


                                          By:   /s/  Michael J. Levitt
                                               ---------------------------------
                                                   Michael J. Levitt

                                  EXHIBIT INDEX

1.    Form of Rule 10b5-1 Stock Purchase Plan incorporated by reference to
      Exhibit 10.10 to the Company's Registration Statement on Form S-1, as amended, (File No. 333-141593).

2. Form of Warrant Agreement among Hanover - STC Acquisition Corp. and Continental Stock Transfer & Trust Company, incorporated by reference to
      Exhibit 4.4 to the Company's Registration Statement on Form S-1, as amended (File No. 333-141593).

3. Form of Insider Letter between STIH and the Company, incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1, as amended (File No. 333-141593).

4. Form of Escrow Agreement by and among Alternative Asset Management Acquisition Corp., Hanover Overseas Limited, STC Investment Holdings LLC, Solar Capital, LLC, Jakal Investments, LLC, Mark D. Klein, David Hawkins, Steven A. Shenfeld, Bradford R. Peck and Frederick G. Kraegel and Mark Klein, incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1, as amended (File No. 333-141593).

5. Purchase Agreement, dated March 12, 2008 among Alternative Asset Management Acquisition Corp., Halcyon Management Group LLC, Halcyon Partners LP, Halcyon Asset Management LLC, Halcyon Offshore Asset Management LLC, Halcyon Structured Asset Management LP, Halcyon Asset-Backed Advisors LP and Halcyon Loan Investors LP, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 17, 2008.

6. Founders' Voting and Support Agreement, dated March 12, 2008 among Alternative Asset Management Acquisition Corp., Halcyon Employees LP, solely in its capacity as Halcyon Representative and Hanover Overseas Limited, STC Investment Holdings LLC, Solar Capital, LLC, Jakal Investments, LLC, Mark D. Klein, David Hawkins, Steven A. Shenfeld, Bradford R. Peck and Frederick G. Kraegel, incorporated by reference to
      Exhibit 10.2 to the Company's Current Report on Form 8-K dated March 17, 2008.

7. Term Sheet relating to the Exchange and Support Agreement between Alternative Asset Management Acquisition Corp. and Halcyon Management Group LLC, incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K dated March 17, 2008.

8. Term Sheet relating to the AAMAC Stockholders Agreement among Halcyon Management Inc. (as successor to Alternative Asset Management Acquisition Corp., Halcyon Partners LP and Hanover Overseas Limited, STC Investment Holdings LLC, Solar Capital, , Jakal Investments, LLC, Mark D. Klein, David Hawkins, Steven A. Shenfeld, Bradford R. Peck and Frederick G. Kraegel, incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated March 17, 2008.

9. Promissory Note dated April 2, 2008, by and between STC Investment Holdings LLC and Stone Tower Equity Partners LLC.

10. Promissory Note dated April 2, 2008, by and between STC Investment Holdings LLC and Stone Tower Operating LP.

11. Joint Filing Agreement dated April 7, 2008, by and among the Reporting Persons.




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